SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

SOUTHERN PERU COPPER CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

843611 10 4

(CUSIP Number)

Robert W. Webb, Esq.

225 W. Washington St.

Chicago, IL 60606

(312) 372-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)

Page 1 of 4 Pages

CUSIP NO. 843611 10 4	Page 2 of 4

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cerro Trading Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 9,498,088 shares of Class a Common Stock 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE VOTING POWER 9,498,088 shares of Class A Common Stock 10 SHARED DISPOSITIVE VOTING POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,498,088 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 Approximately 14.4% of Class A Common Stock and approximately 12.6% of Common Shares (as hereinafter defined) outstanding. See Item 5 below.
14	TYPE OF REPORTING PERSON* CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 843611 10 4	Page 3 of 4

Except as specifically amended hereby, all other provisions of the Reporting Person’s Schedule 13D filed on January 2, 1996, as amended by Amendment Nos. 1-4, remain in full force and effect. Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in such Schedule 13D.

Item 4.	Purpose of Transaction.

Pursuant to a Stock Purchase Agreement (the “Purchase Agreement”) dated as of December 29, 2004 between Cerro and SPC investors, L.L.C., which Purchase Agreement is filed as Exhibit 1 hereto and incorporated herein by reference, Cerro sold 1,880,000 shares of Class A Common Stock to SPC Investors, L.L.C. (the “Purchaser”) for an aggregate purchase price of $66,852,800.00 in cash (approximately $35.56 per share). The Purchaser purchased such shares for investment purposes. The Purchaser is owned by trusts that also own Marmon Holdings, Inc. and therefore the Purchaser would be deemed an affiliate of Marmon Holdings, Inc. and Cerro under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder

Except as reported above, the Reporting Person acquired, and has held, all of its Common Shares for investment purposes. The Reporting Person does not have any current intention to purchase any additional Common Shares. However, depending on market conditions and other factors, the Reporting Person may hold or sell, any or all of its Common Shares, or purchase additional Common Shares, all on such terms and at such times as the Reporting Person considers desirable.

Except as set forth above, the Reporting Person has no plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) For the purpose of Rule 13d-3 promulgated under the Exchange Act, Cerro currently beneficially owns 9,498,088 shares of Class A Common Stock, representing approximately 14.4% of the outstanding Class A Common Stock of the Issuer and approximately 12.6% of the outstanding Common Shares of the Issuer. Class A Common Stock is convertible on a one-for-one basis to Common Stock at the option of the holder or automatically upon the sale or transfer of the Class A Common Stock to a non-affiliate of a Founding Stockholder. The Common Stock and the Class A Common Stock may be deemed to constitute a single class of equity securities for purposes of Regulation 13D under the Exchange Act.

(b) The Reporting Person has sole power to vote and to dispose of 9,498,088 shares of Class A Common Stock. Except with respect to the election of directors or as required by law, the Common Stock and Class A Common stock vote together as a single class. Each share of Common Stock has one vote per share and each share of Class A Common Stock has five votes per share on all matters submitted to a vote of stockholders, voting as one class. Except as set forth herein, neither the Reporting Person nor, to the best of its knowledge, any other individuals named in Appendix A to this Schedule 13D, beneficially owns any Common Shares.

(c) None, except for Item 4 above.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Purchase Agreement. See Item 4 above.

Except for the Purchase Agreement, the Agreement Among Stockholders and the Letter Agreement, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any

CUSIP NO. 843611 10 4	Page 4 of 4

other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1:	Stock Purchase Agreement dated as of December 29, 2004 between Cerro Trading Company, Inc. and SPC Investors, L.L.C.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this state is true, complete and correct.

Date: January 5, 2005	CERRO TRADING COMPANY, INC., a Delaware corporation

	By:	/s/ Robert W. Webb
	Title:	Secretary and General Counsel